UNITED STATES
OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
OMB Number:           3235-0101
Washington, D.C. 20549
Expires:                   , 2017
Estimated average burden
hours per response ........... 1.00
FORM 144
SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES
DOCUMENT SEQUENCE NO.
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale
CUSIP NUMBER
or executing a sale directly with a market maker.
 WORK LOCATION
(b) IRS IDENT. NO. - 37-164-0902
1 (a) NAME OF ISSUER - Breathe Ecig Corp
(c) S.E.C. FILE NO. - 37-164-0902
1 (d) ADDRESS OF ISSUER   STREET    CITY      STATE

322 Nancy Lane Suite 7        Knoxville    TN   37919     865-924-3210
 (b)
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD NAME - DAVID SCHWEIZER
RELATION SHIP TO - DIRECTOR

STREET ADDRESS - 7 Shelley Rd
CITY STATE ZIP - Poughkeepsie NY 12603

INSTRUCTION: The person filing this notice should contact
the issuer to obtain the I.R.S.
Identification Number and the S.E.C. File Number.
3(a) Title of the class of securities to be sold - BVAP
(b) Name and address of each broker through whom the securities are to be offered -
JH Darbie & Co., Inc.
1 University Plaza, Ste. 505
Hackensack, NH 07601
(c) number of shares to be sold - 2,000,000
(d) aggregate market value -  16,000
(e) numbe rof shares outstanding 354,320,482
(f) approximate date of sale - October 2015
(g) name of securities exchange - OTCBB


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)
TABLE I ?? SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of Class - Dominion
Date you acquired - 4-1-2015
Nature of Acquisition - recieved as payment for BOD
Name of Person from Whom Acquired - Breathe Ecig Corp
Securities amount - 2,000,000
Date of payment -
Nature of Payment - services rendered

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment

 TABLE II ?? SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Amount of securities sold in the past 3 months - none



DATE OF
NOTICE       (SIGNATURE)
                The notice shall be signed by the person for whose account the securities are to be sold. At least one copy
                      DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures.
                               IF RELYING ON RULE 10B5-1


ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations
(See 18 U.S.C. 1001)

 SEC 1147 (02-08)